TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting
rights are attached:	Reed Elsevier PLC
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3):	See attached schedule

5. Date of transaction (and date on which the threshold is crossed or reached if different):	19 June 2007

6. Date on which issuer notified:	21 June 2007

7. Threshold(s) that is/are crossed or reached:	5%
—

8: Notified Details
A: Voting rights attached to shares
Class/type of shares
If possible use ISIN code ISIN GB0007308355	Situation previous to the tr	iggering transaction	Resulting situation after th	e triggering transaction

	Number of shares 64,269,248	Number of voting rights 64,269,248	Number of shares	Number of voting rights		Percentage of voting rights

					Indirect		Indirect
				Direct	63,125,714	Direct	4.93%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

63,125,714	4.93%

9. Chain of controlled undertakings	through which the voting rights and /or the

financial instruments are effective	ly held, if applicable:

See attached schedule

Proxy Voting:
10. Name of proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	1,143,534

12. Date on which proxy holder will cease to hold voting rights:	19 June 2007

13. Additional information:
14 Contact name:	Margaret Woods, Assistant Secretary, Reed Elsevier PLC

15. Contact telephone name:	020 7166 5613

FIL ATTACHMENT
Issuer name:	REED ELSEVIER PLC
Current ownership percentage:	4.93%
Total shares held:	63,125,714
Issued share capital:	1,279,742,901
	SHARES HELD	NOMINEE	MANAGEMENT COMPANY

	7,196,553	JPMORGAN BOURNEMOUTH	FIL
	170,300	JPMORGAN, BOURNEMOUTH	FII
	3,860,469	JPMORGAN, BOURNEMOUTH	FISL
	1,091,317	JPMORGAN, BOURNEMOUTH	FPM
	102,600	CDC FINANCE	FIGEST
	549,000	NORTHERN TRUST LONDON	FIL
	37,594,900	NORTHERN TRUST LONDON	FPM
	76,500	NORTHERN TRUST CO	FIL
	1,975,100	BROWN BROS HARRIMN LTD LUX	FIL
	238,700	BROWN BROTHERS HARRIMAN AND CO	FIJ
	3,300	BROWN BROS HARRIMN LTD LUX	FIL
	1,024,000	MELLON BANK	FPM
	173,000	BERMUDA TRUST FAR EAST HK	FIM HK
	4,707,200	BANK OF NEW YORK BRUSSELS	FPM
	54,300	BANK OF NEW YORK EUROPE LDN	FII
	305,629	STATE STR BK AND TR CO LNDN (S	FPM
	176,600	STATE STR BK AND TR CO LNDN (S	FIL
	58,900	STATE STREET HONG KONG	FIA(K)L
	43,100	MASTER TRUST BANK OF JAPAN	FIJ
	494,581	HSBC TRINKAUS UND BURKH AG	FIL
	35,000	NOMURA TRUST AND BANKING	FIJ
	53,900	BNPPARIBAS, PARIS (C)	FIL
	141,115	NORDDEUTSCHE LNBK GIRO	FIL
	167,200	JPMORGAN CHASE BANK	FISL
	2,774,650	CHASE MANHTTN BK AG FRNKFRT (S	FPM
	57,800	HSBC BANK PLC	FPM

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited,(FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.